                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549


                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT


                                In respect of its
        U.S. Dollar 10,405,000 1.15% S&P 500 Equity Linked Income Notes,
                             due November 26, 2011


                    Filed pursuant to Rule 3 of Regulation BW


                            Dated: November 24, 2004

     The following information regarding the U.S. Dollar 10,405,000 S&P 500 Average Return Notes due November 26, 2011 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 27, 2004) is already on file with the Securities and Exchange Commission.

     Item 1. DESCRIPTION OF OBLIGATIONS

          (a) U.S. Dollar 10,405,000 1.15% S&P 500 Equity Linked Income Notes due November 26, 2011.

          (b) The interest rate shall be a fixed rate of 1.15 percent for the period from November 26, 2004 to November 26, 2011. Interest payment dates will be each November 26, commencing on November 26, 2004 and ending on November 26, 2011.

          (c) Maturing November 26, 2011. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that; it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

          (d)  Not Applicable

          (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

          (f)  Not applicable.

          (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

          (h)  See Prospectus, pages 6-10.

          (i)  Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

     Item 2. DISTRIBUTION OF OBLIGATIONS

          As of November 10, 2004 the Bank entered into a Terms Agreement with Deutsche Bank Securities Inc. as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 10,405,000 at 96.50% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes was expected to be made on or about November 26, 2004.

          The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

     Item 3. DISTRIBUTION SPREAD

                    Price to          Selling Discounts     Proceeds to the
                     Public            and Commissions          Bank(1)
                    --------          -----------------     ---------------
                Per Unit: 100.00%           3.50%                96.50%
             Total: USD 10,405,000       USD 364,175         USD 10,040,825

     Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

          None

     Item 5. OTHER EXPENSES OF DISTRIBUTION

          As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

     Item 6. APPLICATION OF PROCEEDS

          The net proceeds will be used in the general operations of the Bank.

     Item 7. EXHIBITS

          A.   Pricing Supplement dated as of November 10, 2004.
          B.   Terms Agreement dated as of November 10, 2004.


----------
(1)  Without deducting expenses of the Bank, which are not yet known.

                                [WORLD BANK LOGO]

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          GLOBAL DEBT ISSUANCE FACILITY

                   1.15% S&P 500(R) EQUITY LINKED INCOME NOTES
                              DUE NOVEMBER 26, 2011
                                 SERIES NO. 2825

THE NOTES:

-    100% principal protection at maturity.
-    1.15% annual interest payments.
- Unsecured debt securities of the International Bank for Reconstruction and Development.
-    Linked to the value of the S&P 500(R) Index.
-    Closing date: November 26, 2004.

PAYMENT AT MATURITY:

- On the Maturity Date, we will pay you an amount equal to the sum of the principal amount of your Notes and an additional amount based on the percentage increase, if any, in the value of the S&P 500(R) Index, adjusted by the Strike Reference Level, as described in this Pricing Supplement.

- At maturity, you will receive no less than the principal amount of your Notes.

INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF
                            THIS PRICING SUPPLEMENT.

                                                   PER NOTE           TOTAL
                                                   --------           -----
Public offering price                             $ 1,000.00     $ 10,405,000.00

Underwriting discount                             $    35.00     $    364,175.00

Proceeds, before expenses, to the Bank            $   965.00     $ 10,040,825.00

                            DEUTSCHE BANK SECURITIES

            The date of this pricing supplement is November 10, 2004

"Standard & Poor's(R)", "Standard & Poor's 500", "S&P 500(R)", "S&P(R)" and "500", are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Deutsche Bank; International Bank for Reconstruction and Development is an authorized sublicensee.

          This document (this "PRICING SUPPLEMENT") provides details of the issuance of the S&P 500(R) Equity Linked Income Notes due November 26, 2011 (the "NOTES") by the International Bank for Reconstruction and Development (the "BANK", or the "ISSUER") under its Global Debt Issuance Facility.

          This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "PROSPECTUS"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

          The Bank is "incorporating by reference" in this Pricing Supplement and the Prospectus the information it files with the Securities and Exchange Commission (the "COMMISSION"). This means that the Bank is disclosing important information to you by referring to those documents. Information that the Bank files later with the Commission will automatically update information in this Pricing Supplement and the Prospectus. In all cases, you should rely on the later information over different information included herein and therein. Any statements made in this Pricing Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein will be deemed to be modified or superseded for purposes of this Pricing Supplement and the Prospectus to the extent that a statement contained herein or therein or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein or therein modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Pricing Supplement and the Prospectus. For further in formation and to find out how you can obtain copies of these documents please read the section entitled "Availability of Information and Incorporation by Reference" on page 4 of the Prospectus.

          This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

          THE NOTES ARE NOT REQUIRED TO BE AND HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. THE DISTRIBUTION OF THIS PRICING SUPPLEMENT AND THE PROSPECTUS AND THE OFFERING OR SALE OF THE NOTES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS PRICING SUPPLEMENT AND THE PROSPECTUS COMES ARE REQUIRED BY THE BANK AND THE DEALER (AS DEFINED IN THE PROSPECTUS) TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS. FOR A DESCRIPTION OF CERTAIN RESTRICTIONS ON OFFERS AND SALES OF NOTES AND ON DISTRIBUTION OF THIS PRICING SUPPLEMENT AND THE PROSPECTUS, SEE "PLAN OF DISTRIBUTION" IN THE PROSPECTUS.

          THE NOTES ARE NOT OBLIGATIONS OF ANY GOVERNMENT.

          AN INVESTMENT IN THE NOTES ENTAILS CERTAIN RISKS THAT ARE SIGNIFICANTLY DIFFERENT FROM THOSE ASSOCIATED WITH AN INVESTMENT IN A CONVENTIONAL DEBT SECURITY ISSUED BY THE BANK. INVESTORS SHOULD HAVE SUFFICIENT KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS TO EVALUATE THE MERITS AND RISKS OF INVESTING IN THIS ISSUE OF NOTES, AS WELL AS ACCESS TO, AND KNOWLEDGE OF, APPROPRIATE ANALYTICAL TOOLS TO EVALUATE SUCH MERITS AND RISKS IN THE CONTEXT OF THEIR FINANCIAL SITUATION. THE NOTES ARE SUBJECT TO VARIOUS RISKS, INCLUDING, WITHOUT LIMITATION, RISKS DUE TO THE INDEXED NATURE OF THE NOTES. THE REDEMPTION AMOUNT ON THE NOTES WILL BE DETERMINED BY REFERENCE TO THE VALUE OF THE AVERAGE CLOSING INDEX LEVEL. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW THE INFORMATION SET FORTH HEREIN, INCLUDING WITHOUT LIMITATION, THE INFORMATION SET FORTH UNDER THE CAPTIONS "RISK FACTORS" AND "SUPPLEMENTAL INFORMATION."

                          SUMMARY TERMS AND CONDITIONS

          THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PRICING SUPPLEMENT, INCLUDING THE INFORMATION SET FORTH UNDER THE CAPTIONS "TERMS AND CONDITIONS" AND "SUPPLEMENTAL INFORMATION."

          This summary includes questions and answers that highlight selected information from this Pricing Supplement and the Prospectus to help you understand the S&P 500(R) Equity Linked Income Notes due November 26, 2011. You should carefully read this Pricing Supplement and the Prospectus to fully understand the terms of the Notes, the S&P 500(R) Index and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the "Risk Factors" section, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

          References in this Pricing Supplement to "Bank", "Issuer" "we", "us" and "our" are to the International Bank for Reconstruction and Development.

WHAT ARE THE NOTES?

          The Notes will be a series of debt securities issued by the Bank under our Global Debt Issuance Facility and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on November 26, 2011, and we are not permitted to redeem the Notes at an earlier date. We will pay interest on the Notes on November 26th of each year, commencing on November 26, 2005, at a rate of 1.15% per annum.

          The minimum denomination of Notes that you may purchase is $1000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section "Terms and Conditions of the Notes" in the Prospectus.

WHAT WILL I RECEIVE ON THE STATED MATURITY DATE OF THE NOTES?

          The Notes were designed for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in possible increases in the value of the S&P 500(R) Index as adjusted by the Strike Reference Level. On the stated Maturity Date, you will receive a cash payment on the Notes equal to the sum of two amounts: the "principal amount" and the "Supplemental Redemption Amount", if any.

          The "SUPPLEMENTAL REDEMPTION AMOUNT" will equal the principal amount multiplied by:

               Average Closing Index Level - Strike Reference Level
              (----------------------------------------------------)
                              Initial Reference Level

but will not be less than zero.

          The "INITIAL REFERENCE LEVEL" equals 1162.91, the closing value of the S&P 500(R) Index on November 10, 2004, the date the Notes were priced for initial sale to the public (the "INITIAL REFERENCE VALUATION DATE").

          The "AVERAGE CLOSING INDEX LEVEL" means the average, arithmetic mean, of the values of the S&P 500(R) Index at the close of the market on the Index Valuation Dates.

          The "INDEX VALUATION DATES" are November 10, 2005, November 10, 2006, November 13, 2007, November 10, 2008, November 10, 2009, November 10, 2010, and November 10, 2011.

          The "STRIKE REFERENCE LEVEL" equals 1256.52 (I.E., 108.05% times the Initial Reference Level).

          For more specific information about the Supplemental Redemption Amount, please see the section "Terms and Conditions" in this Pricing Supplement.

        EXAMPLES:

               Here are a few examples of Supplemental Redemption Amount calculations:

        EXAMPLE 1--At the stated maturity, the Average Closing Index Level related to the S&P 500(R) Index is above the Strike Reference Level:
        Hypothetical Average Closing Index Level: 1605.39
        Strike Reference Level:  1256.52
        Initial Reference Level: 1162.91

        Supplemental Redemption Amount (per Note) =
                 1605.39 - 1256.52
        $1000 X (------------------) = $300
                       1162.91

        TOTAL PAYMENT AT MATURITY (PER MINIMUM DENOMINATION) = $1000 + $300 = $1300

        EXAMPLE 2--At the stated maturity, the Average Closing Index Level related to the S&P 500(R) Index is below the Strike Reference Level:
        Hypothetical Average Closing Index Level: 900.00
        Strike Reference Level:  1256.52
        Initial Reference Level: 1162.91

        Supplemental Redemption Amount (per Note) =
                 900.00 - 1256.52
        $1000 X (-----------------) = $0 (Supplemental Redemption Amount cannot
                     1162.91              be less than zero)

        TOTAL PAYMENT AT MATURITY (PER MINIMUM DENOMINATION) = $1000 + $0 =
        $1000

        EXAMPLE 3--At the stated maturity, the Average Closing Index Level related to the S&P 500(R) Index is above, but not sufficiently above, the Initial Reference Level:
        Hypothetical Average Closing Index Level: 1200.00
        Strike Reference Level:  1256.52
        Initial Reference Level: 1162.91

        Supplemental Redemption Amount (per Note) =

                 1200.00 - 1256.52
        $1000 X (-----------------) = $0 (Supplemental Redemption Amount cannot
                     1162.91              be less than zero)

        TOTAL PAYMENT AT MATURITY (PER MINIMUM DENOMINATION) = $1000 + $0 =
        $1000

          We will pay you a Supplemental Redemption Amount only if the Average Closing Index Level is greater than the Strike Reference Level. If the Average Closing Index Level is less than, or equal to, the Strike Reference Level, the Supplemental Redemption Amount will be zero. At maturity, we will pay you the principal amount of your Notes regardless of whether any Supplemental Redemption Amount is payable.

WHO PUBLISHES THE S&P 500(R) INDEX AND WHAT DOES THE S&P 500(R) INDEX MEASURE?

     The S&P 500(R) Index is published by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's" or "S&P") and is intended to provide an indication of the pattern of common stock price movement. The value of the S&P 500(R) Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The market value for the common stock of a company is the product of the market price per share of the common stock and the number of outstanding shares of common stock, as displayed on Bloomberg Financial Markets. As of November 10, 2004, 425 companies or 85% of the market capitalization of the S&P 500(R) Index traded on the NYSE; 74 companies or 14.8% of the market capitalization of the S&P 500(R) Index traded on the Nasdaq Stock Market; and 1 company or 0.2% of the market capitalization of the S&P 500(R) Index traded on the AMEX. As of August 24, 2004, the aggregate market value of the 500 companies included in the S&P 500(R) Index represented approximately 77% of the aggregate market value of stocks included in the Standard & Poor's Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor's chooses companies for inclusion in the S&P 500(R) Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor's Stock Guide Database, which Standard & Poor's uses as an assumed model for the composition of the total market.

          Please note that an investment in the Notes does not entitle you to any ownership interest in the stocks of the companies included in the S&P 500(R) Index or the value of any dividends paid on those stocks.

HOW HAS THE S&P 500(R) INDEX PERFORMED HISTORICALLY?

          A graph showing the year-end closing value of the S&P 500(R) Index for each year from 1947 through 2003 as well as a table showing the month-end closing value of the S&P 500(R) Index from January 1995 through October 2004 is included in the section entitled "Supplemental Information--The S&P 500(R) Index--Historical Data on the S&P 500(R) Index" in this Pricing Supplement. This historical information is provided to help you evaluate the behavior of the S&P 500(R) Index in various economic environments; however, past performance of the S&P 500(R) Index is not necessarily indicative of how the S&P 500(R) Index will perform in the future.

WHAT ABOUT TAXES?

          Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes. This estimated yield is determined, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to figure the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero, and we can give no assurances with respect to the calculation of this yield.

          This estimated yield will equal 3.938% per annum, compounded semi -annually. Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a Note for $1,000 and hold the Note until maturity, you will be required to pay taxes on the following amounts of ordinary income from the Note each year: $3.78 in 2004, $39.87 in 2005, $41.00 in 2006, $42.18 in 2007, $43.52 in 2008, $44.67 in 2009, $45.99 in 2010 and $42.74 in 2011. In
2011, however, the amount of ordinary income on which you will be required to pay taxes from owning each Note may be greater or less than $42.74, depending upon the Supplemental Redemption Amount, if any, you receive. Also, if the amount you receive at maturity is less than $1180.50, you may have a loss which you could deduct against certain other income you may have in 2011. For further information, see "Supplemental Information--United States Federal Income Taxation" in this Pricing Supplement.

WILL I RECEIVE INTEREST PAYMENTS ON THE NOTES?

          Yes, you will receive an annual interest payment on of each year at the annual rate of 1.15%. If an interest payment date falls on a date that is not a business day, the Bank will make the required payment of interest on the next succeeding business day, and no additional interest will accrue in respect of such payment.

WILL THE NOTES BE LISTED ON A STOCK EXCHANGE?

          No, the Notes will not be listed on any stock exchange. You should review "Risk Factors--There may be an uncertain trading market for the Notes" in this Pricing Supplement.

WHAT IS THE ROLE OF CITIBANK?

          Citibank, N.A. (" Citibank"), is our agent for purposes of calculating, among other things, the Average Closing Index Level and the Supplemental Redemption Amount.

WHAT IS THE ROLE OF DEUTSCHE BANK?

          Deutsche Bank Securities Inc. ("Deutsche Bank"), is the underwriter for the offering and sale of the Notes.

          After the initial offering, Deutsche Bank intends to buy and sell the Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes. Deutsche Bank, however, will not be obligated to engage in any of these market activities or continue them once it has started.

          We have also entered into an arrangement with an affiliate of Deutsche Bank to hedge the market risks associated with our obligation to pay amounts due at maturity on the Notes.

ARE THERE ANY RISKS ASSOCIATED WITH MY INVESTMENT?

          Yes, an investment in the Notes is subject to risks. Please refer to the section "Risk Factors" herein.

                                  RISK FACTORS

          THE FOLLOWING SECTION DOES NOT DESCRIBE ALL THE RISKS AND INVESTMENT CONSIDERATIONS (INCLUDING THOSE RELATING TO YOUR PARTICULAR CIRCUMSTANCES) WITH RESPECT TO AN INVESTMENT IN THE NOTES. YOU SHOULD CAREFULLY READ THIS PRICING SUPPLEMENT AND THE PROSPECTUS TO FULLY UNDERSTAND THE RISK S AND INVESTMENT CONSIDERATIONS THAT ARE IMPORTANT TO YOU IN MAKING A DECISION TO INVEST IN THE NOTES. YOU SHOULD CONSULT YOUR FINANCIAL AND LEGAL ADVISORS ABOUT RISKS ASSOCIATED WITH AND INVESTMENT CONSIDERATIONS ARISING FROM AN INVESTMENT IN THE NOTES. YOU SHOULD HAVE THE ABILITY AND EXPERTISE, AND/OR ACCESS TO THE APPROPRIATE ANALYTICAL RESOURCES TO ANALYZE YOUR INVESTMENT, TO EVALUATE TIME SENSITIVITY OF YOUR INVESTMENT TO CHANGES IN ECONOMIC CONDITIONS, INTEREST RATES, EXCHANGE RATES OR OTHER INDICES, THE RELEVANT CALCULATION FORMULAS, AND OTHER RIGHTS ASSOCIATED WITH YOUR INVESTMENT, AND OTHER FACTORS WHICH MAY HAVE A BEARING ON THE MERITS AND RISKS OF YOUR INVESTMENT, AND TIME SUITABILITY OF YOUR INVESTMENT IN YOUR PARTICULAR CIRCUMSTANCES. WORDS AND EXPRESSIONS USED BUT NOT DEFINED IN THIS SECTION SHALL HAVE THE SAME MEANING AS DEFINED OR USED IN THE SECTION ENTITLED "TERMS AND CONDITIONS."

YOU MAY NOT EARN A RETURN ON YOUR INVESTMENT APART FROM THE ANNUAL INTEREST PAYMENTS

          You should be aware that if the Average Closing Index Level does not exceed the Strike Reference Level on the stated Maturity Date, the Supplemental Redemption Amount will be zero. This will be true even if the value of the S&P 500(R) Index was higher than the Strike Reference level at some time during the life of the Notes but later falls below the Strike Reference Level. If the Supplemental Redemption Amount is zero, other than the annual interest payments, we will pay you only the principal amount of your Notes. Your yield may be lower than the yield on a standard debt security of comparable maturity. The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of the Bank with the same stated Maturity Date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

YOUR PRINCIPAL IS PROTECTED ONLY IF YOU HOLD YOUR NOTES TO MATURITY

          You will receive at least the minimum payment of 100% of the principal amount of your Notes only if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, however, you will not receive principal protection or any minimum total return on the portion of your Notes sold. You should be willing to hold your Notes until maturity.

YOUR RETURN WILL NOT REFLECT THE RETURN OF OWNING THE STOCKS INCLUDED IN THE S&P 500(R) INDEX

          The return on your Notes will not reflect the return you would realize if you actually owned the stocks included in the S&P 500(R) Indexduring the entire time from the Issue Date to the Maturity Date and received the dividends paid on those stocks because the Average Closing Index Level is calculated based on the arithmetic average of the levels of the S&P 500(R) Index at the close of the market on each of the seven annual valuation dates and because the value of the S&P 500(R) Index is calculated by reference to the prices of the stocks included in the S&P 500(R) Index without taking into consideration the value of dividends paid on those stocks.

THERE MAY BE AN UNCERTAIN TRADING MARKET FOR THE NOTES

          The Notes will not be listed on any stock exchange. This is the first issuance of S&P 500(R) Equity Linked Income Notes by the Bank, and you cannot assume that a trading market will develop for the Notes. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Notes will depend on factors such as the increase, if any, in the value of the S&P 500(R) Index.

          If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until maturity. This may affect the price you receive.

MANY FACTORS AFFECT THE TRADING VALUE OF THE NOTES; THESE FACTORS INTERRELATE IN COMPLEX WAYS AND THE EFFECT OF ANY ONE FACTOR MAY OFFSET OR MAGNIFY THE EFFECT OF ANOTHER FACTOR

          The trading value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the S&P 500(R) Index. The following paragraphs, though not an exhaustive list, describe some of the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

          CHANGES IN THE VALUE OF THE S&P 500(R) INDEX ARE EXPECTED TO AFFECT THE TRADING VALUE OF THE NOTES. We expect that the market value of the Notes will depend substantially on the amount by which the S&P 500(R) Index exceeds the Strike Reference Level. If you choose to sell your Notes when the value of the S&P 500(R) Index exceeds the Strike Reference Level, you may receive substantially less than the amount that would be payable at maturity based on that value because of the expectation that the S&P 500(R) Index will continue to fluctuate until the Average Closing Index Level is determined. If you choose to sell your Notes when the value of the S&P 500(R) Index is below, or not sufficiently above, the Strike Reference Level, you may receive less than the principal amount of your Notes.

          CHANGES IN THE LEVELS OF INTEREST RATES ARE EXPECTED TO AFFECT THE TRADING VALUE OF THE NOTES. Because we will pay, at a minimum, the principal amount of Notes at maturity, we expect that changes in U.S. interest rates will affect the trading value of the Notes. In general, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect the trading value of the Notes will increase. Changes in U.S. interest rates are also likely to affect the value of the S&P 500(R) Index which in turn will affect the value of the Notes.

          AS THE TIME REMAINING TO MATURITY OF THE NOTES DECREASES, THE "TIME PREMIUM" ASSOCIATED WITH THE NOTES WILL DECREASE. We anticipate that before their maturity, the Notes may trade at a value above that which would be expected based on the level of interest rates and the S&P 500(R) Index. This difference will reflect a "time premium" due to expectations concerning the value of the S&P 500(R) Index during the period before the stated maturity of the Notes. However, as the time remaining to the stated maturity of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

          In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

HISTORICAL LEVELS OF THE S&P 500(R) INDEX SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE LEVELS OF THE S&P 500(R) INDEX DURING THE TERM OF THE NOTES

          The trading prices of the stocks underlying the S&P 500(R) Index will determine the level of the S&P 500(R) Index at any given time. As a result, it is impossible to predict whether the level of the S&P 500(R) Index will rise or fall. Trading prices of the stocks underlying the S&P 500(R) Index will be influenced by complex and interrelated political, economic, financial and other factors that can affect the issuers of the stocks underlying the S&P 500(R) Index.

STANDARD & POOR'S MAY DISCONTINUE PUBLICATION OF THE S&P 500(R) INDEX, WHICH MAY ADVERSELY AFFECT TRADING IN THE NOTES

          If Standard & Poor's discontinues or suspends the calculation of the S&P 500(R) Index, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The Calculation Agent may designate a successor index selected in its sole discretion. If the Calculation Agent determines in its sole discretion that no successor index comparable to the S&P 500(R) Indexexists, the amount you receive at maturity will be determined by the Calculation Agent in its sole discretion. See "Supplemental Information--Discontinuance of the S&P 500(R) Index" in this Pricing Supplement.

AMOUNTS PAYABLE ON THE NOTES MAY BE LIMITED BY STATE LAW

          New York State law will govern the issuance of the Notes. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

          While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

PURCHASES AND SALES BY THE UNDERWRITER OR ITS AFFILIATES MAY AFFECT YOUR RETURN

          The underwriter or its affiliates may from time to time buy or sell the stocks included in the S&P 500(R) Index or futures or options contracts on the S&P 500(R) Index for their own accounts for business reasons or in connection with hedging obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the value of the S&P 500(R) Index in a manner that would be adverse to your investment in the Notes.

TAX CONSEQUENCES

          You should consider the tax consequences of investing in the Notes. See "Supplemental Information--United States Federal Income Taxation" in this Pricing Supplement.

                              TERMS AND CONDITIONS

     The following items under this heading "Terms and Conditions" are the particular terms that relate to the issue that is the subject of this Pricing Supplement. These are the only terms that form part of the form of Notes for such issue.

1.  No.:                                      2825

2.  Aggregate Principal Amount:               U.S.$10,405,000

3.  Issue Price:                              100 percent

4.  Issue Date:                               November 26, 2004

5.  Form of Notes
    (Condition 1(a)):                         Registered only

6.  Authorized Denomination(s)
    (Condition 1(b)):                         U.S.$1,000

7.  Specified Currency
    (Condition 1(d)):                         United States dollars (U.S.$)

8.  Maturity Date
    (Condition 6(a)):                         November 26, 2011

9.  Interest Basis
    (Condition 5):                            Fixed Interest Rate

10. Fixed Interest Rate
    (Condition 5(I)):

          (a) Interest Rate:                  1.15%

          (b) Fixed Rate Interest Payment
                Dates:                        The 26th day of each November.

          (c) Fixed Rate Day Count Fraction:  30/360 basis

11. Relevant Financial Center:                New York

12. Relevant Business Day:                    New York and London

13. Redemption Amount
    (Condition 6(a)):                         Principal Amount plus the
                                              "Supplemental Redemption Amount",
                                              if any.

14. The Basis of Calculation of the
    Supplemental Redemption Amount
    (Condition 6(d)):                         The "Supplemental Redemption
                                              Amount" equals the greater of 1)
                                              zero and 2) the Principal Amount
                                              MULTIPLIED BY:

                                                AverageClosingIndexLevel -
                                                    StrikeReferenceLevel
                                              (-----------------------------)
                                                   InitialReferenceLevel

                                                   The "Initial Reference Level"
                                              equals 1162.91, the closing value
                                              of the S&P 500(R) Index on
                                              November 10, 2004, the date the
                                              Notes were priced for initial sale
                                              to the public (the "Initial
                                              Reference Valuation Date").

                                                   The "Average Closing Index
                                              Level" means the average,
                                              arithmetic mean, of the values of
                                              the S&P 500(R) Index at the close
                                              of the market on the Index
                                              Valuation Dates.

                                                   The "Index Valuation Dates"
                                              are November 10, 2005, November
                                              10, 2006, November 13, 2007,
                                              November 10, 2008, November 10,
                                              2009, November 10, 2010, and
                                              November 10, 2011.

                                                   The "Strike Reference Level"
                                              equals 1256.52 (I.E., 108.05%
                                              times the Initial Reference
                                              Level).

                                                   Citibank, N.A. is the
                                              "Calculation Agent."

15. Issuer's Optional Redemption (Condition
    6(e)):                                    No

16. Redemption at the Option of the
    Noteholders (Condition 6(f)):             No

17. Early Redemption Amount (including
    accrued interest, if applicable)
    (Condition 9):                            The Principal Amount (including
                                              accrued interest thereon to but
                                              excluding the date upon which
                                              Notes become due and payable as
                                              provided in Condition 9 (Default))
                                              plus the Supplemental Redemption
                                              Amount, if any, that is determined
                                              in accordance with "14. The Basis
                                              of Calculation of the Supplemental
                                              Redemption Amount" (PROVIDED THAT,
                                              for purposes of such
                                              determination, "Index Valuation
                                              Dates" shall mean only those dates
                                              specified in the definition of
                                              "Index Valuation Dates" under "14.
                                              The Basis of Calculation of the
                                              Variable Redemption Amount" that
                                              have actually occurred within no
                                              fewer than 15 calendar days prior
                                              to the date upon which the Notes
                                              become due and payable as provided
                                              in Condition 9 (Default)).

18. Governing Law:                            New York

19.  Additional Provisions Relating to the Notes:

ADJUSTMENTS TO THE S&P 500(R) INDEX; MARKET DISRUPTION EVENTS

     If at any time Standard & Poor's changes its method of calculating the S&P 500(R) Index, or the value of the S&P 500(R) Index changes, in any material respect, or if the S&P 500(R) Index is in any other way modified so that the S&P 500(R) Index does not, in the opinion of the Calculation Agent, fairly represent the value of the S&P 500(R) Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent shall, at the close of business in New York, New York, on each date that the closing value of the S&P 500(R) Index is to be calculated, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the S&P 500(R) Index as if those changes or modifications had not been made, and calculate the closing value with reference to the S&P 500(R) Index, as so adjusted. Accordingly, if the method of calculating the S&P 500(R) Index is modified so that the value of the S&P 500(R) Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent shall adjust the S&P 500(R) Index in order to arrive at a value of the S&P 500(R) Index as if it had not been modified, e.g., as if a split had not occurred.

     "MARKET DISRUPTION EVENT" means either of the following events as determined by the Calculation Agent:

     (A) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in 20% or more of the stocks which then comprise the S&P 500(R) Index or any successor index; or

     (B) the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the S&P 500(R) Index, or any successor index, which are traded on any major U.S. exchange.

     For the purpose of the above definition:

     (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, and

     (2) for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Commission of similar scope as determined by the Calculation Agent, will be considered "material".

DISCONTINUANCE OF THE S&P 500(R) INDEX

     If Standard & Poor's discontinues publication of the S&P 500(R) Index and Standard & Poor's or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the S&P 500(R) Index (a "SUCCESSOR INDEX"), then, upon the Calculation Agent's notification of its determination to the Bank and the holders of the Notes, the Calculation Agent will substitute the successor index as calculated by Standard & Poor's or any other entity for the S&P 500(R) Index and calculate the Average Closing Index Level as described above under "Terms and Conditions".

     In the event that Standard & Poor's discontinues publication of the S&P 500(R) Index and:

     -    the Calculation Agent does not select a successor index, or

     - the successor index is no longer published on the Maturity Date, the Calculation Agent will compute a substitute value for the S&P 500(R) Index in accordance with the procedures last used to calculate the S&P 500(R) Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a value as a substitute for the S&P 500(R) Index as described below, the successor index or value will be used as a substitute for the S&P 500(R) Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

     If Standard & Poor's discontinues publication of the S&P 500(R) Index before the Maturity Date and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

     -    the determination of the Average Closing Index Level, and

     - a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were an Index Valuation Date. The Calculation Agent will cause notice of each value to be published not less often than once each month in THE WALL STREET JOURNAL or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

     OTHER RELEVANT TERMS

1.  Listing (if yes, specify Stock Exchange):     None

2.  Details of Clearance System Approved by
    the Bank and the Global Agent and
    Clearance and Settlement Procedures:          DTC

3.  Syndicated:                                   No

4.  Commissions and Concessions:                  3.50%

5.  Codes:

    (a) ISIN:                                     US45905UED28

    (b) CUSIP:                                    45905UED2

    (c) Common Code:                              020698365

6.  Identity of Dealer:                           Deutsche Bank Securities Inc.

7.  Provisions for Registered Notes

    (a) Individual Definitive Registered
        Notes available on Issue Date:            No

    (b) DTC Global Note:                          Yes; one

    (c) Other Global Registered Notes:            No

8.  Other Address at which Bank Information
    Available:                                    None

                            SUPPLEMENTAL INFORMATION

                              HYPOTHETICAL RETURNS

     The following table illustrates, for the Initial Reference Level and a range of hypothetical average closing values of the S&P 500(R) Index:

     - the percentage change from the Initial Reference Level to the hypothetical Average Closing Index Level,

     - the Average Closing Index Levels used to calculate the Supplemental Redemption Amount,

     - the total amount payable at maturity for each $1,000 principal amount of Notes,

     -    the total rate of return to beneficial owners of the Notes,

     - the pretax annualized rate of return to beneficial owners of Notes, and

     - the pretax annualized rate of return of an investment in the stocks included in the S&P 500(R) Index, which includes an assumed aggregate dividend yield of 1.67% per annum, as more fully described below.

                       PERCENTAGE
                       CHANGE FROM
                       THE INITIAL                                                                                  PRETAX
                     REFERENCE LEVEL                     TOTAL AMOUNT                                           ANNUALIZED RATE
                         TO THE                           PAYABLE AT                            PRETAX           OF RETURN OF
 HYPOTHETICAL         HYPOTHETICAL      SUPPLEMENTAL     MATURITY PER     TOTAL RATE OF    ANNUALIZED RATE      STOCKS INCLUDED
AVERAGE CLOSING      AVERAGE CLOSING     REDEMPTION    $1,000 PRINCIPAL   RETURN ON THE    OF RETURN ON THE    IN THE S&P 500(R)
  INDEX LEVEL          INDEX LEVEL         AMOUNT      AMOUNT OF NOTES      NOTES (1)         NOTES (2)          INDEX (2)(3)
---------------      ---------------    ------------   ----------------   -------------    ----------------    -----------------
    697.75               --40%                0.0           1000.0             8.05%             1.11%               -5.51%
    814.04               --30%                0.0           1000.0             8.05%             1.11%               -3.38%
    930.33               --20%                0.0           1000.0             8.05%             1.11%               -1.51%
  1,046.62               --10%                0.0           1000.0             8.05%             1.11%                0.16%
  1,162.91(4)               0%                0.0           1000.0             8.05%             1.11%                1.67%
  1,279.20                 10%               19.5           1019.5            10.00%             1.37%                3.05%
  1,395.49                 20%              119.5           1119.5            20.00%             2.62%                4.32%
  1,511.78                 30%              219.5           1219.5            30.00%             3.78%                5.50%
  1,628.07                 40%              319.5           1319.5            40.00%             4.87%                6.59%
  1,744.37                 50%              419.5           1419.5            50.00%             5.88%                7.62%
  1,860.66                 60%              519.5           1519.5            60.00%             6.83%                8.59%
  1,976.95                 70%              619.5           1619.5            70.00%             7.73%                9.50%
  2,093.24                 80%              719.5           1719.5            80.00%             8.58%               10.37%
  2,209.53                 90%              819.5           1819.5            90.00%             9.38%               11.19%
  2,325.82                100%              919.5           1919.5           100.00%            10.15%               11.98%
  2,442.11                110%             1019.5           2019.5           110.00%            10.89%               12.73%
  2,558.40                120%             1119.5           2119.5           120.00%            11.59%               13.45%

(1) This rate of return includes the annual interest payments of 1.15% and assumes that each interest payment is not reinvested.

(2) The annualized rates of return specified in the preceding table are calculated on a semi-annual bond equivalent basis.

(3)  This rate of return assumes:

     (a) a percentage change in the aggregate price of the stocks that equals the percentage change in the S&P 500(R) Index from the Initial Reference Level to the relevant hypothetical Average Closing Index Level;

     (b) a constant dividend yield of 1.67% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the value of the S&P 500(R) Index at the end of each quarter assuming this value increases or decreases linearly from the Initial Reference Level to the applicable hypothetical average closing value;

     (c)  no transaction fees or expenses; and

     (d)  an investment term from November 26, 2004 to November 26, 2011.

(4)  This is the Initial Reference Level.

          The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount, received by you, if any, and the resulting total and pretax annualized rate of return will depend on the Average Closing Index Level determined by the Calculation Agent as described in this Pricing Supplement.

                              THE S&P 500(R) INDEX

          Standard & Poor's publishes the S&P 500(R) Index. The S&P 500(R) Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500(R) Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943, as displayed on Bloomberg Financial Markets. As of November 10, 2004, 425 companies or 85% of the market capitalization of the S&P 500(R) Index traded on the NYSE; 74 companies or 14.8% of the market capitalization of the S&P 500(R) Index traded on the Nasdaq Stock Market; and 1 company or 0.2% of the market capitalization of the S&P 500(R) Index traded on the AMEX. As of August 24, 2004, the aggregate market value of the 500 companies included in the S&P 500(R) Index represented approximately 77% of the aggregate market value of stocks included in the Standard & Poor's Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor's chooses companies for inclusion in the S&P 500(R) Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor's Stock Guide Database, which Standard & Poor's uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor's include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500(R) Index with the percentage weight of the companies currently included in each group indicated in parentheses: Consumer Discretionary (17.2%), Consumer Staples (7.4%), Energy (5.4%), Financials (16%), Health Care (11.2%), Industrials (11.6%), Information Technology (16%), Materials (6.6%), Telecommunication Services (2%) and Utilities (6.6%). Standard & Poor's may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500(R) index to achieve the objectives stated above.

          THE S&P 500(R) INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS INCLUDED IN THE S&P 500(R) INDEX. BECAUSE OF THIS, AND BECAUSE THE AVERAGE CLOSING INDEX LEVEL IS CALCULATED BASED ON THE ARITHMETIC AVERAGE OF THE LEVELS OF THE S&P 500(R) INDEX AT THE CLOSE OF THE MARKET ON EACH OF THE SEVEN ANNUAL VALUATION DATES, THE RETURN ON THE NOTES WILL NOT BE THE SAME AS THE RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE THESE STOCKS AND HOLD THEM FOR A PERIOD EQUAL TO THE TERM OF THE NOTES.

COMPUTATION OF THE S&P 500(R) INDEX

          Standard & Poor's currently computes the S&P 500(R) Index as of a particular time as follows:

          (a) the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the "market value" of that stock);

          (b) the market values of all component stocks as of that time are aggregated;

          (c) the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

          (d) the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");

          (e) the current aggregate market value of all component stocks is divided by the base value; and

          (f) the resulting quotient, expressed in decimals, is multiplied by ten.

          While Standard & Poor's currently employs the above methodology to calculate the S&P 500(R) Index, no assurance can be given that Standard & Poor's will not modify or change this methodology in a manner that may affect the Supplemental Redemption Amount, if any, payable to beneficial owners of Notes upon maturity or otherwise.

          Standard & Poor's adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor's to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

          -    the issuance of stock dividends,

          - the granting to shareholders of rights to purchase additional shares of stock,

          - the purchase of shares by employees pursuant to employee benefit plans, consolidations and acquisitions,

          - the granting to shareholders of rights to purchase other securities of the issuer,

          - the substitution by Standard & Poor's of particular component stocks in the S&P 500(R) Index, and

          -    other reasons.

          In these cases, Standard & Poor's first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

                               New Market Value
              Old BaseValue X (----------------) = New Base Value
                               Old Market Value

          The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the S&P S00 Index.

HISTORICAL DATA ON THE S&P 500(R) INDEX

          The following graph sets forth the closing values of the S&P 500(R) Index on the last business day of each year from 1947 through 2003, as published by Standard & Poor's. The historical performance of the S&P 500(R)

Index should not be taken as an indication of future performance, and no assurance can be given that the value of the S&P 500(R) Index will not decline and thereby reduce or eliminate the Supplemental Redemption Amount which may be payable to holders of the Notes at the Maturity Date.

[CHART]

                                  Closing Price

          The following table sets forth the value of the S&P 500(R) Index at the end of each month, in the period from January 1995 through October 2004. This historical data on the S&P 500(R) Index is not necessarily indicative of the future performance of the S&P 500(R) Index or what the value of the Notes may be. Any historical upward or downward trend in the value of the S&P 500(R) Index during any period set forth below is not any indication that the S&P 500(R) Index is more or less likely to increase or decrease at any time during the term of the Notes.

                MONTH-END CLOSING VALUES OF THE S&P 500(R) INDEX

                   1995       1996      1997       1998       1999      2000      2001       2002      2003       2004
                  ------     ------    ------    ------     --------  --------  --------   --------    ------   --------
January.........  470.42     636.02    786.16      980.28   1,279.64  1,394.46  1,366.01   1,130.20    853.70   1,131.13
February........  487.39     640.43    790.82    1,049.34   1,238.33  1,366.42  1,239.94   1,106.73    841.15   1,144.94
March...........  500.71     645.50    757.12    1,101.75   1,286.37  1,498.58  1,160.33   1,147.39    848.18   1,126.21
April...........  314.71     654.17    801.34    1,111.75   1,335.18  1,452.43  1,249.46   1,076.92    916.92   1,107.30
May.............  533.40     669.12    848.28    1,090.82   1,301.84  1,420.60  1,235.82   1,067.14    963.59   1,120.68
June............  544.75     670.63    885.14    1,133.84   1,372.71  1,454.60  1,224.42     989.82    974.50   1,140.84
July............  562.06     639.95    954.29    1,120.67   1,328.72  1,430.83  1,211.23     911.62    990.31   1,101.72
August..........  561.88     651.99    899.47      957.28   1,320.41  1,517.68  1,113.58     916.07  1,008.01   1,104.24
September.......  584.41     687.31    947.28    1,017.01   1,282.71  1,436.51  1,040.94     815.28    995.97   1,114.58
October.........  581.50     705.27    914.62    1,098.67   1,362.93  1,429.40  1,059.78     885.76  1,050.71   1,130.20
November........  605.37     757.02    955.40    1,163.63   1,388.91  1,314.95  1,134.45     936.31  1,058.20
December........  615.93     740.74    970.43    1,229.23   1,469.25  1,320.28  1,148.08     879.82  1,111.92

LICENSE AGREEMENT

          Standard & Poor's does not guarantee the accuracy or the completeness of the S&P 500(R) Index or any data included in the S&P 500(R) Index. Standard & Poor's makes no warranty, express or implied, as to results to be obtained by the Bank, Deutsche Bank, holders of the Notes, or any other person or entity from the use of the S&P 500(R) Index or any data included in the S&P 500(R) Index in connection with the rights licensed under the license agreement described in this Pricing Supplement or for any other use. Standard & Poor's makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 500(R) Index or any data included in the S&P 500(R) Index. Without limiting any of the above information, in no event shall Standard & Poor's have any liability for any special, punitive, indirect or consequential damage, including lost profits, even if notified of the possibility of these damages.

          Standard & Poor's and Deutsche Bank have entered into a non-exclusive license agreement providing for the license to Deutsche Bank, in exchange for a fee, of the right to use indices owned and published by Standard & Poor's in connection with some securities, including the Notes, and the Bank is an authorized sublicensee of Deutsche Bank.

          The license agreement between Standard & Poor's and Deutsche Bank provides that the following language must be stated in this Pricing Supplement:

          "The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's. Standard & Poor's makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500(R) Index to track general stock market performance. Standard & Poor's only relationship to Deutsche Bank (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of Standard & Poor's and of the S&P 500(R) Index which is determined, composed and calculated by Standard & Poor's without regard to the Bank, Deutsche Bank or the Notes. Standard & Poor's has no obligation to take the needs of the Bank, Deutsche Bank or the holders of the Notes into consideration in determining, composing or calculating the S&P 500(R) Index. Standard & Poor's is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Standard & Poor's has no obligation or liability in connection with the administration, marketing or trading of the Notes."

                      UNITED STATES FEDERAL INCOME TAXATION

          THE FOLLOWING IS A GENERAL DESCRIPTION OF CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS RELATING TO THE NOTES. IT DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS RELATING TO THE NOTES. PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISERS AS TO THE CONSEQUENCES UNDER THE TAX LAWS OF THE COUNTRY OF WHICH THEY ARE RESIDENT FOR TAX PURPOSES OF ACQUIRING, HOLDING AND DISPOSING OF THE NOTES AND RECEIVING PAYMENTS OF INTEREST, PRINCIPAL AND/OR OTHER AMOUNTS UNDER THE NOTES. THIS SUMMARY IS BASED UPON THE LAW AS IN EFFECT ON THE DATE OF THIS PRICING SUPPLEMENT AND IS SUBJECT TO ANY CHANGE IN LAW THAT MAY TAKE EFFECT AFTER SUCH DATE.

          The discussion below supplements the discussion under "Tax Matters" in the Prospectus and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a U. S. Holder (as defined in the Prospectus).

          Your Notes will be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the "comparable yield") and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to your receipt of cash attributable to that income.

          The comparable yield for the Notes is equal to 3.938% per annum, compounded semiannually, with a projected payment at maturity of $1,223.24 based on an investment of $1,000. Based upon this comparable yield, if you are an initial holder that holds a Note until maturity and you pay your taxes on a calendar year basis, you would generally be required to pay taxes on the following amount from the Note each year: $3.78 in 2004, $39.87 in 2005, $41.00 in 2006, $42.18 in 2007, $43.52 in 2008, $44.67 in 2009, $45.99 in 2010 and
$42.74 in 2011. However, if the amount you receive at maturity is greater than $1,223.24, you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2011 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $1,223.24, you would be required to make a negative adjustment and decrease the amount of ordinary income that you recognize in 2011 by an amount that is equal to such difference. If the amount you receive at maturity is less than $1180.50, then you would recognize a net ordinary loss in 2011 in an amount equal to such difference. The comparable yield and projected payment amounts have been provided by Deutsche Bank and we can give no assurances with respect to their calculation.

          YOU ARE REQUIRED TO USE THE COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE SET FORTH ABOVE IN DETERMINING YOUR INTEREST ACCRUALS IN RESPECT OF THE NOTES, UNLESS YOU TIMELY DISCLOSE AND JUSTIFY ON YOUR FEDERAL INCOME TAX RETURN THE USE OF A DIFFERENT COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE.

          THE COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE ARE NOT PROVIDED TO YOU FOR ANY PURPOSE OTHER THAN THE DETERMINATION OF YOUR INTEREST ACCRUALS IN RESPECT OF THE NOTES, AND NEITHER WE NOR DEUTSCHE BANK MAKE ANY REPRESENTATIONS REGARDING THE AMOUNT OF CONTINGENT PAYMENTS WITH RESPECT TO THE NOTES.

          If you purchase the Notes for an amount that differs from the Notes' adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for the Notes and its adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly. The adjusted issue price of the Notes will equal the Notes' original issue price plus any interest deemed to be accrued on the Notes, (under the rules governing contingent payment obligations) as of the time you purchased the Notes.

          If you purchase the Notes for an amount that is less than the adjusted issue price of the Notes, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of ordinary loss) that you would otherwise recognize upon the maturity of the Notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. If you purchase the Notes for an amount that is greater than the adjusted issue price of the Notes, you must (a) must make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of ordinary loss) that you would otherwise recognize upon the maturity of the Notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

          Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the Notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

          You will recognize gain or loss upon the sale or maturity of the Notes in an amount equal to the difference if any, between the amount of cash you receive at such time and your adjusted basis in the Notes. In general, your adjusted basis in the Notes will equal the amount you paid for the Notes, increased by the amount of interest you previously accrued with respect to the Notes (in accordance with the comparable yield for the Notes) and increased or decreased by the amount of any positive or negative adjustment that you are required to make with respect to your Notes under the rules set forth above.

          Any gain you recognize upon the sale or maturity of the Notes will generally be ordinary interest income. Any loss you recognize at such time will generally be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the Notes, and thereafter, capital loss.

                                   STABILIZING

          In connection with this issue, Deutsche Bank may over-allot or effect transactions which stabilize or maintain the market price of the Notes at a level which might not otherwise prevail. Such stabilizing, if commenced, may be discontinued at any time.

                               GENERAL INFORMATION

          The Bank's most recent Information Statement was issued on September 27, 2004.


                                             INTERNATIONAL BANK FOR
                                             RECONSTRUCTION
                                             AND DEVELOPMENT


                                             By: /s/ Nirmaljit Singh Paul
                                                --------------------------------
                                                Authorized Officer

                                                                  EXECUTION COPY

                         TERMS AGREEMENT NO. 2825 UNDER
                                  THE FACILITY

                                                         As of November 10, 2004

International Bank for Reconstruction
       and Development
1818 H Street, N.W.
Washington, D.C.  20433

          The undersigned agrees to purchase from you (the "Bank") the Bank's U.S.$10,405,000 1.15% S&P 500(R) Equity Linked Income Notes due November 26, 2011 (the "Notes") described in the Pricing Supplement, dated as of the date hereof (the "Pricing Supplement") at 11:00 a.m. New York time on November 26, 2004 (the "Settlement Date") at an aggregate purchase price of U.S.$10,040,825 (which is 96.50% of the aggregate principal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

          When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

          The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

          The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from each of Sullivan & Cromwell LLP and Deloitte & Touche LLP addressed to the Dealer and giving the Dealer full benefit of the existing validity opinion or accountants' letter, as the case may be, of such firm as of the respective date of such existing validity opinion or accountants' letter.

          Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this

Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

          1. The Bank agrees that it will issue the Notes and the Dealer agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 percent less a management and underwriting fee of 3.5 percent of the principal amount).

          2. The purchase price specified above will be paid on the Settlement Date by the Dealer (against delivery of the Notes to an account designated by the Dealer) to Citibank, N.A., London Branch, as depository for Euroclear Bank, S.A./N.V., as operator of the Euroclear System, for transfer in immediately available funds to an account designated by the Bank.

          3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

          4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

          5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

          For purposes hereof, the notice details of the undersigned are as follows:

                       Deutsche Bank Securities Inc.
                       60 Wall Street
                       New York, New York 10005

                       Attention:   Global Equity Derivatives
                       Telephone:   212/250-0878
                       Fax:         212/797-9365

          All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

          This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

          This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

                                    DEUTSCHE BANK SECURITIES INC.


                                    By: /s/ Jill H. Rathjen
                                        --------------------------
                                       Name:  JILL H. RATHJEN
                                       Title: Director


                                    By: /s/ Andrea Leunge
                                        --------------------------
                                       Name:
                                       Title:


CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
         AND DEVELOPMENT


By: /s/ Nirmaljit Singh Paul
   ----------------------------
   Name:  NIRMALJIT SINGH PAUL
   Title: Authorized Officer

                                       3